EXHIBIT 99.2

CANADIAN NATURAL RESOURCES LIMITED

ANNOUNCES DIVIDEND

CALGARY, ALBERTA – MARCH 5, 2009 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.105 (ten and one half cents) per common share. The dividend will be payable April 1, 2009 to shareholders of record at the close of business on March 13, 2009.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance and Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.